EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter ended
	March 23, 2007	March 24, 2006
Income from continuing operations before income taxes	$38	$13
Add (deduct):
Fixed charges	109	109
Capitalized interest	(2)	(1)
Amortization of capitalized interest	1	1
Minority interest in consolidated affiliates	11	13
Equity in earnings related to certain 50% or less owned affiliates	(2)	(1)
Distributions from equity investments	2	1
Dividends on preferred stock	(2)	(6)

Adjusted earnings	$155	$129

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$94	$91
Capitalized interest	2	1
Dividends on preferred stock	2	6
Portion of rents representative of the interest factor	11	11

Total fixed charges and preferred stock dividends	$109	$109

Ratio of earning to fixed charges and preferred stock dividends	1.42	1.18